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https://www.wsj.com/articles/companies-devote-shrinking-tech-budgets-to-cloud-ai-11587029400

CIO JOURNAL

Companies Devote Shrinking Tech Budgets to Cloud, AI

Coronavirus pandemic has put premium on technology that supports agility, according to IDC report


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Companies are diverting capital spending from information-technology hardware to cloud services and artificial intelligence, according to a report.

PHOTO: JASON ALDEN/BLOOMBERG NEWS

By Angus Loten

April 16, 2020 5:30 am ET

Companies world-wide are diverting capital spending from information-technology hardware to cloud services, artificial intelligence and other tools that hold the promise of cutting costs and boosting revenue, according to research group International Data Corp.

Overall corporate spending on enterprise technology is expected to decline this year, as companies slash IT budgets to cope with a downturn in business sparked by the coronavirus pandemic, the research group said in a report Wednesday.

The group's IT spending index dropped to 987 in April, down from 1,005 in March. The index is based on a global survey of enterprise IT buyers and a composite of market and economic indicators. A score above 1,000 indicates that IT spending is expected to increase, while a score below 1,000 points toward a likely decline.

IDC said most companies said they planned to cut spending on PCs, mobile devices, storage infrastructure and IT services. Many reported an uptick in spending on laptops to support a surge in employees working from home. More than 100 global companies responded to the survey, the group said.

"As a result of Covid-19 there's a premium on agility, and the cloud and associated services can give enterprises a high degree of agility," said Crawford Del Prete, IDC's chief executive officer and its former chief researcher.

Cloud-service providers sell computer capacity on an as-needed basis, enabling companies to shift IT systems and software out of costly in-house data centers and servers.

"Cloud is a subscription model that replaces physical and logical compute and application infrastructure, so by definition it tends to be more resilient to market downturns," Mr. Del Prete said.

At the same time, he added, artificial intelligence and other advanced software tools allow companies to analyze data, automate processes and eke out greater efficiencies: "Once you can measure it, you can more effectively manage it and potentially monetize new data sets," he said.

The impact of the pandemic caught many businesses off guard. Some companies were still planning to boost IT spending just two weeks ago, the report said.

IDC on March 11 said the outlook for annual growth in global IT spending could drop to 1%, or roughly $2.3 trillion, down from a February forecast of more than 4%, citing a higher level of downside risk.

Gartner Inc., an IT research and advisory firm, had forecast a 3.7% increase in IT spending at the start of the year. It now expects spending to be much softer, said John-David Lovelock, the firm's chief forecaster for technology and service providers.

On Monday, Gartner said first-quarter global PC shipments dropped 12.3% from the same period last year, to 51.6 million, the sharpest decline since 2013. While U.S. shipments ticked up from the year-earlier period, they fell more than 30% from the fourth quarter of 2019.

Spending cuts are also hitting hiring plans. U.S. employers cut 19,000 information-technology jobs in March, even as a growing number of businesses are relying more heavily on tech support for remote-work, e-commerce and business-continuity tools, IT trade group CompTIA reported last week.

Write to Angus Loten at angus.loten@wsj.com

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